

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Elwood G. Norris
Chief Executive Officer
Parametric Sound Corporation
1941 Ramrod Avenue, Suite #100
Henderson, Nevada 89014

      Re: Parametric Sound Corporation
            Form 10-12G/A
            Filed July 27, 2010
            File No. 000-54020

Dear Mr. Norris:

      We have reviewed your response letter dated August 6, 2010 and your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements through June 30, 2010.

Notes to Unaudited Pro Forma Financial Statements, page 33

2. We note your response to comment one from our letter dated August 5, 2010. Due to your plans not to produce the H450 product and to replace it with a new product line after the spin-off, the historical financial statements are not indicative of your post spin-off operating results. Please revise your pro forma presentation to include adjustments to eliminate the H450 product revenues and the related cost of revenues.

In addition, tell us why the $23,434 inventory balance remains after the pro forma adjustment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director

cc: Via facsimile to (435) 628-1610
Joshua E. Little, Esq.